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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-2642


         (Check one):     / / Form 10-K and Form 10-KSB      / / Form 11-K
         / / Form 20-F    /X/ Form 10-Q and Form 10-QSB       / Form N-SAR


         For period ended                  September  30, 1999
                          -----------------------------------------------------

/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR


         For the transition period ended
                                         --------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

_______________________________________________________________________________






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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant           Trident Rowan Group, Inc.
                                 ----------------------------------------------

         Former name if applicable
                                   --------------------------------------------

                              Two Worlds Fair Drive
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            Address of principal executive office (STREET AND NUMBER)

                                Franklin Township
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City, State and Zip Code              Somerset, New Jersey 08873
                         ------------------------------------------------------




                                     PART II
                             RULE 12B-25(c) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10- K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The financial and accounting services which are generally made available to the Company on a limited basis by its subsidiaries were unavailable on a timely basis because of other exigent assignments critical to the subsidiaries' financing and operations.



                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

          David Lerner                          212-735-8609
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             (Name)                      (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).


                                                              /X/ Yes   / /  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              /X/ Yes   / /  No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                     12b25-3

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         The Company expects to report a smaller loss for the three month period ending September 30, 1999 compared to the 1998 period because of improved operations at the Company's principal operating subsidiary, Moto Guzzi Corporation. The Company's other operations are not expected to show a material difference for the 1999 periods compared to 1998. Results of operations for the three and nine month periods ended September 30, 1999 and 1998 largely reflect the operations of Moto Guzzi.

         Net sales increased by Lit. 1.3 billion, or 5.1% in the third quarter of 1999 to Lit. 27,182 million, compared to Lit. 25,856 million in 1998, due to an increase in sales at Moto Guzzi of Lit. 1.9 billion, or 9.7%, from Lit. 19.6 billion to Lit. 21.5 billion and an increase in Moto Guzzi unit sales to 1,608 in the 1999 period compared to 1,302 in 1998.

         Actual gross margins were unchanged in the 1999 third quarter compared to 1998, although gross margins decreased as a percentage of sales to 13.4% from 14.1% in 1998. The percentage decline was due principally to lower average selling prices of the mix of Moto Guzzi units sold in 1999.

         Selling, general and administrative expenses declined to Lit. 6.0 billion from Lit. 6.2 billion, reflecting continuing reductions in corporate overhead costs, offset partially by a Lit. 500 million increase in such expenses at Moto America reflecting the installation of new management and the development of the sales network.

         As a result of the above factors, and the absence of a Lit. 1.9 billion charge for reorganization expense which was incurred at Moto Guzzi in the third quarter of 1998, net loss in the third fiscal quarter of 1999 declined to Lit.
2.7 billion compared to Lit. 5.5 billion in the comparative 1998 quarter.

         For the nine month period ended September 30, 1999, the Company realized net income of Lit. 10.8 million, compared to a net loss of Lit. 11.5 billion in the 1998 period. Net income was the result of the gain realized by the Company during the first quarter of 1999 on the merger of its former Moto Guzzi Corp. subsidiary into North Atlantic Acquisition Corp., which was then renamed Moto Guzzi Corporation. The gain offset a decline in net sales at Moto Guzzi for the 1999 nine month period to Lit. 62,923 million from Lit. 67,622 million in the 1998 period, and an increase in net loss at Moto Guzzi from Lit.
8.6 billion to Lit. 14.1 billion. The increase in Moto Guzzi's loss was largely due to lower sales in the first quarter of 1999 compared to 1998, which in turn was caused by a serious liquidity shortage in the 1999 period and the recognition of certain public administrator sales in the 1998 period.

         Gross margins declined to Lit. 8.8 billion, or 10.9% of sales, in the 1999 nine-month period, from Lit. 15.4 billion, or 17.5% of sales, in the 1998 period. The decline was due to a lower-priced Moto Guzzi product mix and to the effect of fixed overhead being spread out over fewer units.


                                     12b25-4

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                            TRIDENT ROWAN GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     November 15, 1999                 By     Mark S. Hauser
     --------------------------                   -----------------------------
                                                  Mark S. Hauser, President


                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).



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